# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Swarmer, Inc, CIK 0002092574
CUSIP: 86989Y109
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 4515 Seton Center Pkwy #330, Austin, Texas (TX), 78759
Date of event which requires filing of this statement: 09/21/2026
Filed by CIK 0002114246
Persons authorized to receive notices and communications: Daniel Bagliebter, Mintz, Levin, Cohn, Ferris, Glovsky and, 919 Third Avenue, New York, New York (NY), 10022, 212-692-3000

## Reporting persons
- Serhii Kupriienko (CIK 0002114246): type of reporting person: individual (IN); citizenship or place of organization: Ukraine (2H); source of funds: personal funds (PF), other (OO); sole voting power 4,674,528; shared voting power 0; sole dispositive power 4,674,528; shared dispositive power 0; aggregate amount beneficially owned 4,674,528 (28.7% of the class); the aggregate amount excludes certain shares
  Comment: Consists of (i) 4,372,700 shares of common stock, (ii) 50,000 shares of common stock underlying options that have vested and are exercisable as of September 22, 2026 and (iii) 251,828 shares of common stock underlying options that will vest and become exercisable within 60 days after such date, in each case held by the Reporting Person. The number of shares beneficially owned does not reflect 1,509,147 shares of common stock underlying options held by the Reporting Person that will vest more than 60 days after such date.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Swarmer, Inc
Address of issuer's principal executive offices: 4515 Seton Center Pkwy #330, Austin, Texas (TX), 78759

## Item 2. Identity and Background
Name of person filing: Serhii Kupriienko
Residence or business address: The address of the principal business and principal office of the Reporting Person is c/o Swarmer, Inc, 4515 Seton Center Pkwy #330, Austin, TX 78759.
Present principal occupation or employment: The Reporting Person is the former CEO (Global) of the Issuer and is currently a member of the Issuer's Board of Directors.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Ukraine.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities covered by this Schedule 13D are owned by the Reporting Person. This Schedule 13D relates to (i) 4,372,700 shares of common stock, (ii) 50,000 shares of common stock underlying options that have vested and are exercisable as of September 22, 2026 and (iii) 251,828 shares of common stock underlying options that will vest and become exercisable within 60 days after such date. The securities reported in rows (7), (9) and (11) do not include, and the percentage in row (13) does not reflect, an aggregate of 1,509,147 shares of common stock underlying options vesting beyond 60 days. On September 21, 2026, the Reporting Person acquired 235,163 shares of common stock upon the exercise of stock options and paid the aggregate exercise price of $2.35 from personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3, Item 5 and Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Person holds the securities of the Issuer for general investment purposes. The Reporting Person may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Person intends to review its investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

The Reporting Person is a member of the Issuer's Board of Directors and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Person, at any time and from time to time, may review, reconsider and change their position and/or purpose and/or develop such plans.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a)-(c) The information as of the date of the event which requires filing of this statement required by Items 5(a)-(c) is set forth in rows (7)-(13) of the cover page hereto and is incorporated herein by reference. The percentage set forth in row 13 of the cover page is based on 16,004,739 outstanding as of August 31, 2026, as reported in the Issuer's S-1/A filed on September 16, 2026.

On September 21, 2026, the Issuer issued 235,163 shares of common stock to the Reporting Person upon the exercise of stock options granted under the 2023 Stock Plan at an exercise price of $0.00001 per share. Previously, on August 9, 2026, the Reporting Person exercised vested options to receive 3,997,762 shares of common stock. Further, on August 19, 2026, the Reporting Person forfeited 1,202,065 unvested restricted stock units, and, on August 20, 2026, the Reporting Person received 55,910 shares of common stock pursuant to previously vested restricted stock units.

The securities reported in rows (7), (9) and (11) do not include, and the percentage in row (13) does not reflect an aggregate of 1,509,147 shares of common stock underlying options vesting beyond 60 days.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a)
Transactions in the class effected during the past sixty days: See Item 5(a)
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock of the Issuer beneficially owned by the Reporting Person as reported in this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Serhii Kupriienko: /s/ Serhii Kupriienko, Serhii Kupriienko (09/23/2026)